Filed by Illumina, Inc.
pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Solexa, Inc.
Commission File No. 333-139111
The following was communicated to employees of Solexa Limited by email on January 24, 2007:

To	: All Solexa Employees
From	: John West
Date	: Jan 24, 2007
Re	: Confidential update on merger with Illumina
All,
I am writing to provide you with an update on the merger with Illumina. Many aspects of this are still in the process of being finalized, but I want you to have an initial view, with additional specifics to be provided in the days and weeks ahead. We will hold all-employee meetings in both Chesterford (3 pm Wednesday, UK time) and Hayward (4 pm Wednesday, Calif time) to discuss this in additional detail and answer questions you may have.
Motivation
Our reasons for combining remain the same today as when we first announced the plan back in November:
1. To rapidly ramp up field sales and customer support for the Solexa 1G Analyzer system. We expect that our field-based personnel will become part of the Illumina field organization immediately, and trainings are being planned for the Illumina team on our technology in the first weeks after the merger. Illumina sales people will begin to sell Solexa’s system, coordinated with us, beginning right after the merger closes.
2. To compete more effectively in our market by becoming the only company to offer genome-scale technology for sequencing, genotyping and gene expression, the three cornerstones of modern genetic analysis. While a detailed strategy to fully unify these offerings will take some time and thought to develop properly, we are already seeing cases where customers want to use Solexa re-sequencing systems to discover SNPs and implement them on custom Illumina genotyping BeadArrays.
3. To leverage our combination of technologies for the development of even more powerful systems in the future, systems which will be difficult for competitors to match. Several meetings of R&D leads from Illumina and Solexa have been held, and it is clear from these that there are a lot of areas for mutual benefit in the very near term.
Timing and mechanics
Both companies need shareholder approval to complete the merger. These votes come to their conclusions this Friday at shareholder meetings to be held in Hayward and San Diego. In practice, we expect that almost all of the votes will have been cast in advance by proxy. While I do not want to prejudge the shareholders’ decision, we are now very optimistic about a positive outcome. Assuming that outcome, the official completion of the legal aspect of combining the companies (“the close”) could happen later on Friday. If so, that would make Monday our first business day as a unified company. Based on the Illumina share price during the last few weeks, we now know that the share exchange ratio will be 0.344 Illumina shares per Solexa share. This represents a value of approximately $600 M for Solexa.
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*	Portion Redacted

Forward-Looking Statements
This release may contain forward-looking statements that involve risks and uncertainties. Illumina and Solexa caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Forward looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission (the “SEC”), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements beyond the date of this release.
Additional Information about this Transaction
In connection with the proposed merger, Illumina has filed with the SEC its Registration Statement on Form S-4 that includes a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders on or about December 21, 2006. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents”.
Participants in this Transaction
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in the Registration Statement on Form S-4 containing the joint proxy statement/prospectus. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in Solexa’s definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents from Illumina or Solexa using the contact information below.